Exhibit 99.1

Groupe Beneteau launches a partnership with Vision Marine Technologies to develop and market 100% electric outboard-equipped boats

Montreal, Canada, July 18, 2022 – Groupe Beneteau, a global market leader in recreational boating, and Vision Marine Technologies (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the leader in electric transition of the recreational boating industry, have launched a partnership to integrate Vision Marine Technologies’ revolutionary, high-power outboard motors onboard several models across Groupe Beneteau’s brand portfolio.

Innovation is a keystone of Groupe Beneteau’s heritage, shaping trends in boating for over 130 years. Groupe Beneteau was quick to recognize the growing market demand for electric boats and launched in March 2022 the DELPHIA 11 with electric propulsion for boating on inland waterways and lakes. At the Cannes Yachting Festival in September 2021, it had also presented the BENETEAU Oceanis 30.1 with electric engine and the EXCESS 15 Hybrid. This partnership with Vision Marine Technologies ensures truly game-changing electric propulsion will also be available on outboard boats.

“After the construction and thorough testing of a first, jointly developed prototype in early 2022, the objective is to bring to market a 100% electric boat and propulsion package” states Erik Stromberg, Power and Motor Yacht Product Director for Groupe Beneteau. Stromberg continues “The key to electrification is to have a full analysis of the customer use case. Many of the boats in our portfolio fit perfectly with a 100% electric solution. This solution is complementary and fully compatible with our other propulsion packages.”

The groundbreaking Vision Marine E-Motion™ 180 hp powertrain system, boasting battery capacity of 70kWh of continuous power, offers the perfect package for day boating. The initial commercial offering with Groupe Beneteau will be launched under the Four Winns brand, with deliveries expected to be available in spring 2023. The technology will also be rolled out by other brands within Groupe Beneteau, both in North America and Europe.

“We have always held Groupe Beneteau in high esteem and acknowledge the company’s long-standing mandate for leadership and excellence within the boating industry. We are honored to have the opportunity to power the Four Winns boat with our E-Motion™ 180E technology and look forward to a long-standing partnership with them. We continue to showcase our technology and rig the E-Motion™ powertrain on numerous third-party boats in order to formally move towards scaled production of our E-Motion™ technology for commercial usage.” stated Alexandre Mongeon, co-founder & CEO of Vision Marine.

“Our high-end technology adapted from the state of the art automotive market is the driver of our partnership with Groupe Beneteau. The E-Motion™ propulsion system is not only a motor and a high voltage battery, but also a fully optimized powertrain system designed to increase performance and reduce maintenance. We have worked hard with McLaren Engineering and its parent company Linamar Corp. to design a very secure and easy to use system. This will change the way consumers go boating,” stated Xavier Montagne, COO of Vision Marine.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

About Groupe Beneteau

A global market leader, Groupe Beneteau, thanks to its Boat Division’s 11 brands, offers nearly 180 recreational boat models serving its customers’ diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the charter, boat club, marina, digital and financing sectors. Leading the European leisure homes market, the three brands from the Group’s Housing division offer a comprehensive range of leisure homes, lodges and pods that combine eco-design with high standards of quality, comfort, and practicality. With its international industrial capabilities and global sales network, the Group employs 7,600 people, primarily in France, the US, Poland, Italy, Portugal, and China.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the integration of its electric powertrains, and the expected commerical launch of its products, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com